Annual Shareholder Meeting Results:

The Fund held its joint annual meeting of shareholders on April 30, 2014. Common/Preferred shareholders voted as indicated below:


							Affirmative   Withheld
								      Authority

Re-election of Bradford K. Gallagher - Class III
to serve until the annual meeting for
the 2016-2017 fiscal year
							 32,860,945   1,348,429

Re-election of John C. Maney+ - Class III
to serve until the annual meeting for
the 2016-2017 fiscal year				32,895,667    1,313,707


The other members of the Board of Trustees at the time of the meeting, namely, Ms. Deborah A. DeCotis and Messrs. James A. Jacobson*, Hans W. Kertess*, William B. Ogden, IV, and Alan Rappaport continued to serve as Trustees.


* Preferred Shares Trustee
+ Interested Trustee